April 28, 2017

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	BlackRock Advantage Small Cap Growth Fund, a series of BlackRock FundsSM
Registration Statement on Form N-14

Ladies and Gentlemen:

We are filing this letter in order to delay the effective date of the Registration Statement on Form N-14 (File No. 333-216992) filed by BlackRock FundsSM, on behalf of its series BlackRock Advantage Small Cap Growth Fund, on March 29, 2017 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Jesse C. Kean at (212) 839-8615.

Respectfully submitted,

/s/ Benjamin Archibald

Benjamin Archibald
Secretary of the Registrant

cc:	John A. MacKinnon

Jesse C. Kean